Exhibit 99.24

Black Mammoth Metals Acquires Ramsey Silver Property, AZ

BMM: TSX-V

VANCOUVER, BC, Nov. 19, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that it has completed the acquisition of the Ramsey Silver property (“Ramsey” or the “Property”). The Property consists of 2 patented claims and 12 federal lode claims on BLM administered lands totalling approximately 100 hectares (247 acres) located in La Paz County, AZ. The Property has excellent access and is situated in the foothills of the New Water Mountains, 6km SW of the town of Brenda, in the Plomosa Mining District within the Sonora Desert portion of the Basin and Range physiographic province. The Company now owns Ramsey Silver property 100% with no royalties and an extensive data package.

Adjacent to the historic Ramsey mine, significant silver mineralization has been intersected in 2016-2018 drilling as well as in historical drilling in the 1960s with strong surface geochemical values. Exploration work also includes surface mapping and geophysical surveying in recent years producing drill targets. The silver mineralization intersected in the recent drilling is close to surface rendering it possibly amenable to open pit development.

Best Drill Intercept:

•

44.4m containing 62.5 g/t silver at 79.4 - 123.5m down hole depth with approximate true width of 35m. This interval is contained within a wider zone of silver mineralization between 64 – 152.4m: 88.4m with approximate true width of 70m averaging 42.6 g/t silver. R1706 was drilled at -75 degrees bearing 60 degrees azimuth on the patented ground. The drilling may have intersected the periphery of a silver-bearing hydrothermal system. (Reverse Circulation drill hole R1706 in 2017)

Black Mammoth looks forward to commencing a complex review of the Ramsey data package and an on-site evaluation of this high prospective property.

Acquisition Terms (USD):

The patented claims were purchased from a private vendor for $30,000 and the BLM claims were purchased from a separate private vendor in June 2025 for $12,000. There are no royalties, finder’s fees or share compensation in connection with the Ramsey property acquisition.

The Company also continues to acquire non-core exploration interests in the western US, by purchase and by staking.

QA/QC and Analytical Procedures (drill hole R1706, Arizona Silver Exploration, 2017):

All drill cuttings were transported under strict chain of custody by ALS Minerals personnel to the ALS Minerals laboratory in Tucson Arizona, where samples were dried and crushed to 70% passing 2 mm, a 250 gram split is taken and pulverized to 85% passing 75 microns, subject to a four-acid digestion, and then analyzed by ICP/MS for a 48 element package including silver, lead, and zinc. Samples over 100 ppm silver and over 10,000 ppm lead or zinc are re-analyzed using ICP for higher concentration levels. Selected intervals with high silver values are re-submitted for 1-assay ton fire assays for gold.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 19-NOV-25